

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Craig Sinfield-Hain
Chairman of the Board
Investcorp Europe Acquisition Corp I
Century Yard, Cricket Square
Elgin Avenue
P.O. Box 1111, George Town
Grand Cayman KY1-1102, Cayman Islands

> **Re:** **Investcorp Europe Acquisition Corp I**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 15, 2024**
> **File No. 001-41161**

Dear Craig Sinfield-Hain:

We have reviewed your amended preliminary proxy statement and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2024 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed November 15, 2024

The Company's proposed extension of the time to consummate a business combination...., page 19

1.   We partially reissue prior comment 19. Please clearly disclose any impact on securities holders due to your securities no longer being considered "covered securities."

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Emily Leitch